FORM 51-102F3
MATERIAL CHANGE REPORT
ITEM 1	Name and Address of Company

Kelso Technologies Inc. (the "Company")
305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 CANADA

ITEM 2	Date of Material Change

February 10, 2025.

ITEM 3	News Release

News release was disseminated on through the facilities of News Wire

ITEM 4	Summary of Material Change

Kelso Technologies Inc. Announces Permanent CEO Appointment.

ITEM 5.1	Full Description of Material Change

The Company announced the appointment of Frank Busch as the company's permanent Chief Executive Officer. Mr. Busch has been serving as interim CEO since July 2024.

A copy of News Release is attached herewith.

ITEM 5.2	Disclosure for Restructuring Transaction

Not Applicable

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

Not applicable.

ITEM 8	Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Maureen O'Hanley Doucette, Corporate Secretary
ohanley@kelsotech.com; 778-795-0022

ITEM 9	Date of Report

This report is dated as of February 10, 2025.

NEWS RELEASE
Kelso Technologies Inc.	February 10, 2025

Canada: TSX:KLS

Kelso Technologies Inc. Announces Permanent CEO Appointment

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. ("Kelso" or the "Company") (TSX:KLS) is pleased to announce the appointment of Frank Busch as the company's permanent Chief Executive Officer. Mr. Busch has been serving as interim CEO since July 2024.

"Frank has proven to be an excellent choice as Interim Chief Executive Officer during his first six months in the role," said Paul Cass, Lead Independent Director. "As such, the Board of Directors have unanimously agreed to offer him the position of Chief Executive Officer for the organization, to which he has accepted. We look forward to the impact of Frank's leadership, vision and execution focus on the future success of Kelso."

Mr. Busch added, "I am honored to be appointed as the CEO of Kelso Technologies. I look forward to working with our talented team to execute on our strategic plan and achieve our growth objectives. This includes carefully managing our resources and positioning ourselves for the exciting opportunities we see on the horizon."

The company is preparing to present its FY2025 outlook in the coming weeks.

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high-quality rail tank car valves that provide for the safe handling and containment of commodities during rail transport. The automotive division of the Company has created the first proven automated suspension-based Advanced Driver Assistance System for commercial mission-critical wilderness operations. All Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products. For a more complete business and financial profile of the Company, please view the Company's website at kelsotech.com and public documents posted under the Company's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Frank Busch

Chief Executive Officer

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements indicate expectations or intentions. Forward-looking statements in this news release include achieving growth objectives. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk that the longer-term effects on the rail industry including high interest rates, inflation and short supply chain issues may last much longer than expected delaying business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a saleable product;  that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars;  capital resources may not be adequate enough to fund future operations as intended; that the Company's products may not provide the intended economic or operational advantages to end users; that the Company's new rail products may not receive regulatory certification; that customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Frank Busch Chief Executive Officer Email: busch@kelsotech.com	Sameer Uplenchwar Chief Financial Officer Email: sameer@kelsotech.com	Head office: 305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 www.kelsotech.com

2025-02-10 Kelso Permanent CEO Appointment	2